FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Riemann Computing Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Michigan

    Date of organization
    February 23, 2018

Physical address of issuer
801 W Big Beaver Rd, Ste 300-MB # 038, Troy, MI 48084

Website of issuer
https://www.riecomp.org

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$48,061.00	$67,171.00
Cash & Cash Equivalents	$23,934.00	$40,234.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$138,515.00	$110,000.00
Revenues/Sales	$506	$0.00
Cost of Goods Sold	$81,343.00	$86,869.00
Taxes Paid	$0.00	$0.00
Net Income	-$80,837.00	-$86,869.00

FORM C-AR

Riemann Computing



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Riemann Computing Inc. , a Michigan Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.riecomp.org no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/30/2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 6
   The Business 6
RISK FACTORS 6
   Risks Related to the Company's Business and Industry 6
BUSINESS...14
   Description of the Business..14
   Business Plan 14
   History of the Business 14
   The Company's Products and/or Services 14
   Competition...16
   Supply Chain and Customer Base 17
   Intellectual Property 17
   Governmental/Regulatory Approval and Compliance...20
   Litigation 21
   Other...22
DIRECTORS, OFFICERS AND EMPLOYEES 22
   Directors...22
   Officers of the Company 23
   Employees...24

CAPITALIZATION AND OWNERSHIP 24
    Capitalization 24
    Ownership 27
FINANCIAL INFORMATION 27
    Operations 28
    Liquidity and Capital Resources 28
    Capital Expenditures and Other Obligations..28
    Material Changes and Other Information 28
    Trends and Uncertainties...28
    Restrictions on Transfer 29
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 29
    Related Person Transactions 29
    Conflicts of Interest..30
OTHER INFORMATION 30
    Bad Actor Disclosure 30
EXHIBITS 33
    EXHIBIT A 34

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Riemann Computing Inc. (the "Company") is a Michigan Corporation, formed on February 23, 2018. The Company is currently also conducting business under the name of STARKCOM GLOBAL and STARK MAPS among other DBAs.

The Company is located at 801 W Big Beaver Rd, Ste 300-MB # 038, Troy, MI 48084.

The Company's website is https://www.riecomp.org .

The information available on or through our website is not a part of this Form C-AR.

The Business

Riemann Computing is a for-profit C-Corp with various sub-entities for different research initiatives.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering.
The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

Future fundraising may affect the rights of investors.
In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Our ability to succeed depends on how successful we will be in our fundraising efforts.
We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

No governmental agency has reviewed the Company's offering.
No state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours.
Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

We are highly dependent on the services of our founder.
Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Our management may not be able to control costs in an effective or timely manner.
The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

Start-up investing is risky.
Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

Your shares are not easily transferable.
You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these

shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

You may only receive limited disclosure. While the Company must disclose certain information, since
the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel.
An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

Lack of professional guidance.
Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the Company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Our future growth depends on our ability to develop and retain customers.
Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price.
We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

Inability to protect our proprietary technology would disrupt our business.

We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

Third parties might infringe upon our technology.
We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C, and if applicable Form D is accessible through the

U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification

requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United

States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering.
Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions.

Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The issuance of additional shares of our common stock will dilute your ownership.

As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Riemann Computing is a for-profit C-Corp with various sub-entities for different research initiatives.

Business Plan

Riemann Computing has a multifaceted pitch deck, product portfolio, and business plan aiming to tackle a variety of industries. They aim to make money through research initiatives, potential joint ventures, government collaboration opportunities, and the selling of their products. They have a subentity that is a non-profit called the Stark Global Initiative for its philanthropic and charitable projects. They are engaged in building technologies centered around heavily disrupting telecom and infrastructure as industries. In a way, they offer infrastructure as a service, and research as a service. Their primary business model is B2B. They are an emerging company that participates in sensory networks, UART communications, and aviation design concepts. Riemann Computing has a CAES battery system (Compressed Air Energy Storage) that is almost 1/7th of the price of comparable Lithium-Ion batteries and can potentially be charged in nearly 15 seconds' time. Other technologies they utilize is a distributed P2P (Point 2 Point connectivity module), and a $1400 alternative to $50,000+ balloon-based telemetry systems. Even if you want a longer-range model that uses a Helikite or Aerostat, likely the price would still be affordable compared to other market systems. These systems are being utilized with the goal of being an updated solution to the current grid, wireless transmission, and energy systems that we use today. Currently, this could allow for a more distributed and open internet as well as more importantly, being able to upgrade grid power and transmission infrastructure. Riemann Computing also utilizes novel uses of the same technology for highly advanced research topics and projects on the side, as Riemann Computing is heavily engaged in sustainability research, especially in relation to the scarcity of resources or finding alternatives to outdated technologies.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Underwater Wireless Networks	Riemann Computing is working on some of the world's most complex underwater communications protocols and methods. Our systems can be put in place for creating an extendable network under the ocean floor, dramatically expanding communications and telemetry infrastructure.	Telecommunications, Infrastructure
Internet Balloon Systems	Riemann Compuating is working on some of the world's most cost-effective internet balloon systems and telemetry launch methods. We are open to working with small cities who are willing to do a launch and help sponsor a FAA flyer in order to provide telemetry solutions. Riemann Computing has been in the business of internet balloon systems for a while, and one of our first launches was a test launch for an internet balloon in Harbor Beach, Michigan. That balloon was quickly brought back down at relatively low elevation. We aim to do much higher elevation tests contingent on getting FAA flyers or city approvals as needed. We are competitive to other internet balloon providers such as Google's very own Project Loon.	Telecommunications, Infrastructure
CubeSats and Nanosatellites	Riemann Computing is working on some of the world's most cost efficient and portable cubesatellites. Our cubesatellites are typically 1 U in size and can be utilized for various forms of alternative	Telecommunications, Infrastructure

	communications, as well as setting up a localized telemetry or satellite system.	
Compute Modules	Riemann Computing is working on signal compute modules that can be utilized for both novel research and commercial purposes. Our compute modules are special purpose development boards built for long range communications, gateways, IoT grids, and smart cities.	Consumer Electronics, Computing, Telecommunications, Infrastructure

Riemann Computing is a startup that's focused on building sustainable communities and complex moonshot technologies. We want to build disruptive tech that tackles a variety of different industries, mainly targeted towards telecom and infrastructure. Riemann Computing is focused on being heavily mission-driven. We are doing advanced research and building complex technologies to tackle some of the world's hardest engineering problems and build consumer-facing solutions and products. Riemann Computing did an internet balloon launch. We built a modular space plane and we are working on what could be looked at as one of the world's largest distributed and grid computing networks.

In a way, we offer infrastructure as a service, and research as a service. Our primary business model is B2B.

Competition

The Company's primary competitors are Project Loon, SatCube, Pumpkin Space Systems, Blue Canyon Solutions, AAC Clyde Space, BPS Space, Frontier Development Lab, Singularity University, Boston Dynamics, Arca Aerospace, ERC Inc., Rocket Labs, Space Perspective, Leaf Space, Frontier, and Starlink.

While many of them aren't as broad, they all have unique points of competition. Riemann Computing, however, believes that harnessing its technological portfolio can put themselves in a technological advantage. This is especially true when it comes to computing capabilities. Riemann Computing is in a position of competitive advantage given its unique intellectual property and algorithmic capabilities.

Supply Chain and Customer Base

We are highly dependent on the services of cloud manufacturers such as PCBWay and suppliers sourced through Alibaba or DigiKey. We are also very dependent on the services of our founder.

The Company's customers are primarily in the telecom and smart infrastructure industry.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/059,633	DATA COMPRESSION METHOD	An example method of compressing a data set includes determining whether individual values from a data set correspond to a first category or a second category of values. Based on one of the values corresponding to the first category, the value is added to a compressed data set. Based on one of the values corresponding to the second category, the value is excluded from the compressed data set, and a statistical distribution of values of the second category is updated based on the value. During a first phase,	August 9, 2018	March 30, 2021	United States

		the determining is performed for a plurality of values from a first portion of the data set based on comparison of the values to criteria. During a second phase, the determining is performed for a plurality of values from a second portion of the data set based on the statistical distribution.			

| 110825707A | 数据压缩方法 | 本发明提供一种数据压缩方法。压缩数据集的一种示例方法包括确定来自该数据集的各个值对应于值的第一类别还是第二类别。基于对应于所述第一类别的值中的一个值，将该值添加到经压缩数据集。基于对应于所述第二类别的值中的一个值，从所述经压缩数据集中排除该值，并且基于该值来更新所述第二类别的值的统计分布。在第一阶段期间，基于所述值与标准的比较对来自所述数据集的第一部分的多 | August 8, 2019 | | China |

		个值执行所述确定。在第二阶段期间，基于所述统计分布对来自所述数据集的第二部分的多个值执行所述确定			

2019/01105	Low-Frequency Enabled Bluetooth GUI for P2P Device Identifier Communication		February 21, 2019		South Africa
17/882587	Computing Method	A computing method comprising the use of a type of integrated circuit that implements application specific instructions for processing computation on a deterministic pattern based off inner signal communication. Whereas this architecture for a chipset design can connect to other similar architecture chipsets and process data asynchronously and in parallel. As signals are being transmitted across any networking protocol, data is processed	August 7, 2024		United States

		through network packets for computationally valid connectivity events as in signal in and signal out.			
29/852,695	Modular Space Plane		September 8, 2022		United States
29/861,864	Aeronautical Propulsion Board		December 3, 2022		United States
63/639,586	*SYSTEM AND METHOD FOR PERFORMING AN ELECTROENCEPHALOGRAPHY (EEG) ANALYSIS AND A PROGNOSIS MEASUREMENT*		April 27, 2024		United States
19/183,801	*SYSTEM AND METHOD FOR PERFORMING AN ELECTROENCEPHALOGRAPHY (EEG) ANALYSIS AND A PROGNOSIS MEASUREMENT*		April 19, 2025		United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
97319685			March 18, 2022	November 21, 2023	
98479560			Apil 02, 2024		
98556788			May 17, 2024		
98709800			August 21, 2024		

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
CubeSats	FAA	FAA Flyer		
CubeSats	FCC	Registration		
Compute Module	FCC	Registration		
Internet Balloon Systems	FCC	Registration		
Internet Balloon Systems	FAA	FAA eNOTAM	September 19, 2024	September 19, 2024
Underwater Wireless Networks	EPA	Safety Certification		
CubeSats	City of Harbor Beach	Low Elevation Launch Approval	May 14, 2022	May 25, 2022
Internet Balloon Systems	City of Harbor Beach	Low Elevation Launch Approval	August 9, 2024	August 20, 2024
CubeSats	National Telecommunications and Information Administration	ISP License		
Internet Balloon Systems	National Telecommunications and Information Administration	ISP License		
Firefighting Drone	FAA	Drone License		
Internet Balloon Systems	FCC	Experimental Authority	March 8, 2024	September 09, 2024
Internet Balloon Systems	FCC	ROA	March 6, 2024	March 12, 2025

The costs and uncertainty of government regulations limit our launch capabilities and create lots of upfront costs for our business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. However, the founder of Riemann Computing Inc. is presently engaged in litigation as a plaintiff and faces multiple legal obligations, including matters concerning the protection and enforcement of the intellectual property rights of Riemann Computing Inc.

Other

The Company's principal address is 801 W Big Beaver Rd, Ste 300-MB # 038, Troy, MI 48084

The Company has the following additional addresses: 405 W. GREENLAWN AVE. #G11 Lansing, MI, 48910, 220 W Congress St Detroit, Michigan 48226, US, 58757 Van Dyke Rd #100 Washington, Michigan 48094, US, and 13854 Lakeside Circle 2nd Floor #311 Sterling Heights, Michigan 48313, US

The Company conducts business in Canada and United States.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Stark Global Initiative	Non-Profit	Michigan	February 28, 2023	100.0%
QUANTPORTAL LLC	Limited Liability Company	Michigan	January 6, 2020	50.0%
BITBADGES INC	C-Corporation	Delaware	March 15, 2022	50.0%
QUANTPORTAL UK LTD	Limited Company	UK	September 28, 2023	50.0%
STARKCOM CANADA LP	Limited Partnership	Canada	August 09, 2024	100%
STARKCOM ZAMBIA LTD	Limited Company	Zambia	May 22, 2024	34%
STARKCOM SOUTH AFRICA (Pty) Ltd	Limited Company	South Africa	August 8, 2024	100%
STARKCOM GLOBAL - JAMAICA	Name Registration	Jamaica	-	100%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrew Magdy Kamal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/23/2018 - Present, Riemann Computing Inc., CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

11/01/2023 – 06/17/2024, Ford Motor Company, DevSecOps Engineer, 10/31/2022 – Oct/31/2023, Ford Motor Company, Cyber Defense Analyst 11/01/2021 - 10/28/2022, Ford Motor Company (GeTech), Vehicle Dynamics Engineer 01/01/2019 - Present, Bluenomics, Researcher 01/01/2019 - Present, The Intellectualism Party, Grassroots Organizer 02/23/2018 - Present, Riemann Computing Inc., CEO

Education

LinkedIn: https://www.linkedin.com/in/gamer456148

Bachelor of Liberal Studies in Computer Science – Thomas Edison State University

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrew Magdy Kamal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/23/2018 - Present, Riemann Computing Inc., CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

11/01/2023 – 06/17/2024, Ford Motor Company, DevSecOps Engineer, 10/31/2022 – Oct/31/2023, Ford Motor Company, Cyber Defense Analyst 11/01/2021 - 10/28/2022, Ford Motor Company (GeTech), Vehicle Dynamics Engineer 01/01/2019 - Present, Bluenomics, Researcher 01/01/2019 - Present, The Intellectualism Party, Grassroots Organizer 02/23/2018 - Present, Riemann Computing Inc., CEO

Education

LinkedIn: https://www.linkedin.com/in/gamer456148

Bachelor of Liberal Studies in Computer Science – Thomas Edison State University

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees in Michigan, US, Virginia, US, Colorado, US, California, US, Singapore, Mississauga, Ontario, Canada, Lagos, Nigeria and Lusaka, Zambia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	30,018,219
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Preferred Stock
Amount outstanding	7,500,000
Voting Rights	No voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

~~Type of security~~	~~Common Stock~~
~~Amount outstanding~~	~~1,454,509~~
~~Voting Rights~~	~~The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you.~~
~~Anti-Dilution Rights~~	
~~How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF~~	~~None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.~~

These shares which are in the red are being omitted (including this third table from last year as the equity crowdfunding campaign has these shares reserved, and are still pending issuance or still pending closing, therefore they are outside the outstanding shares class).

The Company has the following debt outstanding:

Type of debt	
Name of creditor	Family and Friends
Amount outstanding	$138,515.00
Interest rate and payment schedule	0.00%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Payable on demand

The total amount of outstanding debt of the company is $138515.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock		$20,583.00	Operating Expenses	December 31, 2021	Section 4(a)(2)
Common Stock		$60,791.00	Operating Expenses	December 31, 2022	Section 4(a)(2)
Common Stock		$55,865.00	Intermediary fees, compensation for managers, R & D, Legal expenses, starting a lab facility, marketing, outsourced engineers, debts and liabilities, full-time engineer	December 31, 2023	Regulation CF
Common Stock		$33,718.00	Intermediary fees, compensation for managers, R & D, Legal expenses, starting a lab facility, marketing, outsourced engineers, debts and liabilities, full-time engineer	December 31, 2024	Regulation CF
Common		$45,000.00	The	March 01,	Section

Stock			Company issued 18,219 shares of common stock in exchange for services in the form of a promotional video. No cash was received in this transaction.	2025	4(a)(2)

Ownership

The Company is owned by Andrew Kamal.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Andrew Kamal	99.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2024)

Total Income	Taxable Income	Total Tax
-$80,837.00		

Operations

The Company has not yet generated revenues.

In the years ended December 31, 2024 and 2023, the Company incurred operating and administrative expenses of $81,849 and $86,869, respectively, and recorded a net loss of $81,343 and $86,869, respectively.

Liquidity and Capital Resources

During the period September 27, 2023 through October 28, 2024, the Company drew down gross proceeds of $38,464 in exchange for selling shares of common stock from a Reg CF offering.

This Reg CF offering is ongoing.

On December 31, 2024, the Company had cash and cash equivalents of $23,034 and working capital of $23,034, as compared to cash and cash equivalents of $40,234 and working capital of $40,234 on December 31, 2023.

During 2024, CEO Andrew Kamal gave 60,000 of his own shares of common stock to an employee in the form of an employee bonus. As a result, Andrew now owns 29,940,000 shares of common stock. No cash was exchanged in this transaction.

In determining the estimate of the value of the Company, we focused on the value of the intellectual property, primarily the one which was published, and the fact that it was cited by RedHat, a subsidiary of IBM, as having the potential to monopolize various specific industries, and what similar transactions in the market have been valued at.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial

owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Hanan Ghobrial
Relationship to the Company	Parent to Founder
Total amount of money involved	$98,515
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Money related funds paid for legal fees, marketing, business operating costs, and valuation analysis.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Magdy Kamal
(Signature)

Andrew Magdy Kamal
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Magdy Kamal
(Signature)

Andrew Magdy Kamal
(Name)

CEO
(Title)

04-30-2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



RIEMANN COMPUTING INC

AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2024

Prepared Under Generally Accepted Accounting Principles

TABLE OF CONTENTS

Independent Auditor's Report 3

Balance Sheet 6

Income Statement 7

Changes in Equity Statement 8

Cash Flows Statement 9

Notes to the Financial Statements 10

Independent Auditors' Report

To the Board of Directors and
Shareholders Riemann Computing Inc.

Report on the Financial Statements

Opinion

We have audited the accompanying balance sheet of Riemann Computing Inc. "The Company" as of December 31st 2024, and the related statements of incomes and expenditures and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of [at] December 31st 2024, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in

internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

DRENCHKO STEPHANIE
Certified Public Accountant

Drenchko Stephanie, CPA
License #: 098780
Drenchkostephanie@zerotograce.org
+1(949)354-4109
9 Knollwood Dr. Ballston Lake
NY 12019

Certified Public Accountant
Dated: Fabruary 27, 2025

Riemann Computing Inc

Balance Sheet

As of December 31, 2024

In US Dollars

	Notes	2024	2023
Assets			
Current Assets			
Cash and Bank Balances		23,034	40,234
Total Current Assets		**23,034**	**40,234**
Non-Current Assets			
Intangible assets			
Intellectual Property and Proprietary Software		-	-
Tangible assets			
Miners and Various Computing Equipment	7	22,040	23,737
Drone Parts	7a	2,987	3,200
Total Non-Current Assets		**25,027**	**26,937**
Total Assets		**48,061**	**67,171**
Liabilities and Equity			
Current Liabilities			
Short term liabilities		-	-
Total Current Liabilities		**-**	**-**
Long Term Liabilities			
Other liabilities		138,515	110,000
Total Long Term Liabilities		**138,515**	**110,000**
Total Liabilities		**138,515**	**110,000**
Equity			
Capital	8	201,649	167,931
Retained Earnings	9	(292,103)	(210,760)
Total Equity		**(90,454)**	**(42,829)**
Total Liabilities and Owner's Equity		**48,061**	**67,171**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Riemann Computing Inc

Income Statement

For the year ending December 31, 2024

In US Dollars

	Notes	2024	2023
Sales		506	-
Less: Cost of Goods Sold		-	-
Gross Profit		506	-
Operating Expenses			
General & Administrative Expenses	4	75,331	78,902
Selling & Marketing Expenses	5	6,518	7,967
Total Operating and Administrative Expenses		**81,849**	**86,869**
Operating Profit		(81,343)	(86,869)
Interest		-	-
Income Before Taxes			
Taxes		-	-
Net Income		**(81,343)**	**(86,869)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Riemann Computing Inc

Statement of Change in Equity

As of December 31, 2024

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as at January 01, 2024	22,034	-	22,034
The Company has 38,972,728 shares of Outstanding Stock	-	-	-
606 Shares Issued at $2.47 per Share	1,497	-	1,497
37133 Shares Issued at $0.79 per Share 60,000 Shares Issued at $0.79 per Share as Employee Bonus	29,335	-	29,335
Founder Invested Capital	116,656	-	116,656
Issued Share Capital During the Year (+5247 Shares @ $0.55 Per Share)	32,127	-	32,127
Retained Earnings	-	(292,103)	(292,103)
Balance as at December 31, 2024	201,649	(292,103)	**(90,454)**

PARTICULARS	Capital	Retained Earnings	Total
Balance as at January 01, 2023	22,034	-	22,034
The Company has 38,972,728 shares of Outstanding Stock	-	-	-
Founder Invested Capital	116,656	-	116,656
Issued Share Capital During the Year (53,166 Shares @ $0.55 Per Share)	29,241	-	29,241
Retained Earnings	-	(210,760)	(210,760)
Balance as at December 31, 2023	167,931	(210,760)	**(42,829)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Riemann Computing Inc

Cash Flow Statement

For the year ending December 31, 2024

In US Dollars

	2024	2023
CASH GENERATED FROM OPERATING ACTIVITIES		
Profit before tax	(81,343)	(86,869)
Adjustement for non-cash items - Depreciation/Amortization	1,910	1,697
Financial Charges	-	-
Operating Profit before working capital changes	**(79,433)**	**(85,172)**
Working Capital Changes		
Increase/ Decrease in current assets	-	-
Increase / Decrease in current liabilities	-	-
Cash Generated from Operation	**-**	**-**
Less: Financial Charges	-	-
Less: Income Tax Paid	-	-
Net Cash Generated from Operating Activities (A)	**(79,433)**	**(85,172)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed Assets (Acquired)/Disposed	-	(3,200)
Intengibale Assets (Acquired)/Disposed	-	-
Net Cash Flow from Investing Activities (B)	**-**	**(3,200)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from short term Loan	28,515	25,000
Funds invested by Owner	33,718	85,106
Net Cash Flow from Financing Activites (C)	**62,233**	**110,106**
Net Cash Flow from All Activities (A+B+C)		
Add: Opening Cash & Cash Equivalents	40,234	18,500
Closing Cash and Cash Equivalents	**23,034**	**40,234**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Riemann Computing Inc

Notes to the Financial Statements

These notes form an integral part of the financial statements.

1. LEGAL STATUS AND NATURE OF BUSINESS

Riemann Computing Inc. develops cutting-edge technologies aimed at transforming the telecom and infrastructure industries. With a focus on innovation and disruption, the company delivers advanced solutions that drive efficiency, scalability, and industry-wide advancements.

2. STATEMENT OF COMPLIANCE

The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3. BASIS OF MEASUREMENT

These financial statements have been prepared under the historical cost convention. In this financial statement, all transactions have been accounted for on accrual basis.

4. JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which require management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

4.1 Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for

each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2 Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

4.3 Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5. FUNCTIONAL AND PRESENTATION CURRENCY

These financial statements are prepared in United States Dollars which is the Business' functional currency.

6. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2 Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly

Notes to the Financial Statements

attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

Depreciation is charged to income statement on reducing balance method by applying the depreciation rates so as to write off the depreciable amount of assets over their estimated useful lives. Depreciation on additions is charged from the month the asset is available for use, while no depreciation is charged in the month in which the asset is disposed oof.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

6.3   Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

6.4   Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31th 2024, which is the date the financial statements were available to be issued. Through December 31th 2024, no subsequent events required recognition or disclosure in the financial statements.

6.5   Taxation

The Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the year 2024.

6.6   Provisions

A provision is recognized when, and only when, the companies have a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.7   Use of estimates

The preparation of financial statements requires the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

-       Operating fixed assets – tangible or intangible

-       Loans and advances – net

6.8   Advances, deposits and other receivables

Advances, deposits and other receivables are carried at original cost less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off, when identified.

6.9   Accrued and Other Liabilities

These are recognized using the trade date accounting and are measured initially at cost.

Riemann Computing Inc

Notes to the Financial Statements

For the year ending December 31, 2024

In US Dollars

7. Miners and Various Computing Equipment
7a. Drone Parts

	2024	2023
Opening Balance	23,737	25,434
Addition during the year		
Miners and Various Computing Equipment	-	-
Less: Depreciation	(1,697)	(1,697)
Drone Parts	3,200	3,200
Less: Depreciation	(213)	-
Total	**25,027**	**26,937**

8. Capital

	2024	2023
The Company has 38,972,728 shares of Outstanding Stock	-	-
606 Shares Issued at $2.47 per Share	1,497	-
37133 Shares Issued at $0.79 per Share	29,335	-
60,000 Shares Issued at $0.79 per Share as Employee Bonus		
Founder Invested Capital	138,690	138,690
Issued Share Capital During the Year (+5247 Shares @ $0.55 Per Share)	32,127	29,241
Total	**201,649**	**167,931**

9. Retained Earnings

	2024	2023
Opening Balance	(210,760)	(123,891)
Profit and Loss during the period	(81,343)	(86,869)
Total	**(292,103)**	**(210,760)**

10. General & Administrative Expenses

	2024	2023
Software and Website	9,597	27,432
Legal and Professional Services	36,717	21,630
Outsource Services	6,951	11,845
Postage and Courier	697	202

Notes to the Financial Statements

For the year ending December 31, 2024

In US Dollars

Operating Supplies	-	5,296
Algorithmic Testing	761	-
Rent	1,991	1,719
Production	3,922	1,971
Travel	3,828	4,234
Telephone	-	72
Intellectual Property	1,163	149
Philantrophy	2,340	2,438
Depreciation	-	1,697
Misc. Office Expenses	7,365	217
Total	**75,331**	**78,902**

11. Selling & Marketing Expenses

	2024	2023
Advertising and Marketing	6,518	7,967
Total	**6,518**	**7,967**

12. General

The year represents the whole year, as at December 31st 2024.